SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2005
INTEROIL CORPORATION
(Exact name of Registrant as specified in its charter)
COMMISSION FILE NUMBER 001-32179
NEW BRUNSWICK, CANADA
(State or other jurisdiction of incorporation or organization)
SUITE 2, LEVEL 2
ORCHID, PLAZA 79-88 ABBOTT STREET
CAIRNS, QLD 4870, AUSTRALIA
(Address of principal executive offices)
Registrant’s telephone number, include area code: (61) 7 4046 4600
Indicate by check mark whether the Registrant files
or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibit Index
Management Discussion & Analysis
Unaudited Consolidated Financial Statements
Press Release

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Christian M. Vinson

Christian M. Vinson
Chief Operating Officer and
Vice President

Date: August 17, 2005

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF AUGUST 2005
Exhibit Index
1.	Management Discussion and Analysis for the quarter ended June 30, 2005.

2.	Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2005 and June 30, 2004.

3.	Press release dated August 15, 2005 related to the financial results for the second quarter of 2005.